Galileo Acquisition Corp.

1049 Park Ave. 14A

New York, NY 10028

VIA EDGAR

July 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Beverly Singleton
Mark Rakip
Erin Purnell
Asia Timmons-Pierce

Re:	Galileo Acquisition Corp.
Registration Statement on Form S-4
Filed June 9, 2021
File No. 333-256935

Ladies and Gentlemen:

Galileo Acquisition Corp. (“Galileo,” “we,” “our” or “us”) hereby transmits Galileo’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2021, regarding the Registration Statement on Form S-4 filed with the Commission on June 9, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with Galileo’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on the date hereof. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-4 Registration Statement

Cover Page

1.	We note your disclosure that the PIPE Investors include certain existing Shapeways stockholders and a strategic investor that has entered into a commercial relationship with Shapeways. Please revise to elaborate on the "commercial relationship."

In response to the Staff’s comment, we have revised the disclosure on the cover page of the preliminary joint proxy statement/consent solicitation statement/prospectus.

Frequently Used Terms, page 1

2.	Please include a discussion for the definition of “Merger Consideration,” and clarify how the term differs from “Stockholder Merger Consideration” disclosed on page 7. Disclose that the Conversion Ratio will be 0.83-to-1 per share, whereby for each issued and outstanding share of common stock held by Shapeways Stockholders, such shareholders will receive 0.83 shares of new common stock of Galileo in the Business Combination. Your discussion should also disclose how you arrived at the Merger Consideration aggregate value of $406,000,000, and disclose material inputs including whether cash will be issued or debt assumed.

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In response to the Staff’s comment, we have revised our disclosure under Frequently Used Terms on page 3 and page 7 of the Registration Statement. We note that “Merger Consideration” includes the portion of the transaction consideration to be delivered at Closing to holders of in-the-money Shapeways Options and Shapeways Warrants, in accordance with the terms of the Merger Agreement. By contrast, “Stockholder Merger Consideration” is the portion of the transaction consideration to be delivered at Closing to Shapeways Stockholders (and not holders of Shapeways Options or Shapeways Warrants) in accordance with the terms of the Merger Agreement. Additionally, we respectfully note that, pursuant to the terms of the Merger Agreement, the “Conversion Ratio,” as that term is used in the Registration Statement, will be calculated based on the number of shares of Shapeways Stock outstanding on a fully diluted basis (with Shapeways preferred stock treated on an as-converted to common stock basis) the aggregate exercise prices of all in-the-money Shapeways Options and Shapeways Warrants and the price at which Public Shareholders may redeem Public Shares in connection with the Closing, each as determined as of immediately prior to the Effective Time. For illustrative purposes, the Registration Statement includes, under the heading “The Business Combination and Related Transactions” an estimated number of shares of Common Stock that Shapeways Stockholders would receive at the Closing calculated based on a number of assumptions, including an estimated Conversion Ratio of 0.83. The Conversation Ratio as of the Closing cannot be determined until immediately prior to the Effective Time.

Questions and Answers About the Proposals

Q: What will happen in the Business Combination, page 15

3.	Please expand your disclosures herein and under the Question What will Shapeways Stockholders receive in the Business Combination to disclose the Conversion Ratio.

In response to the Staff’s comment, we have revised the disclosure on page 17 of the Registration Statement.

What equity stake will current Public Shareholders, the Sponsor, the initial shareholders and the Shapeways Stockholders hold in the Company, page 17

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, we have revised the disclosure on pages 20, 21 and 22 of the Registration Statement.

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, we have revised the disclosure on pages 20, 21 and 22 of the Registration Statement.

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6.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, we have revised the disclosure on page 20 of the Registration Statement.

7.	It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, we have revised the disclosure on page 22 of the Registration Statement.

What interests do Galileo's initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination, page 18

8.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, we have revised the disclosure on pages 22 and 23 of the Registration Statement.

9.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, we have revised the disclosure on pages 22 and 23 of the Registration Statement.

10.	Please revise the first bullet to quantify the number of Sponsor Shares.

In response to the Staff’s comment, we have revised the disclosure on page 22 of the Registration Statement.

11.	We note your disclosure of percentages of certain fees. Please revise to provide the dollar amount for such fees.

In response to the Staff’s comment, we have revised the disclosure on pages 22, 23 and 24 of the Registration Statement.

Q: What happens if a substantial number of Galileo's Public Shareholders..., page 20

12.	We note herein and throughout your joint proxy statement/ prospectus that a condition to closing of the merger, which may be waived by Shapeways, is that Galileo shall have at closing at least $100 million in cash and cash equivalents after given effect to completion and payment of redemptions. Given the pro forma combined financial information assuming maximum redemption as of March 31, 2021 reflects a balance in cash and cash equivalents below this threshold, please discuss how this condition is assumed to have been met herein and throughout the filing where the maximum redemption is given pro forma effect.

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We acknowledge the Staff’s comment and respectfully advise that the Minimum Cash Condition, as defined in the Merger Agreement, is the condition, which is waivable by Shapeways, that, at the Closing, Galileo have at least $100,000,000 in cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’s expenses and liabilities due at the Closing. The fact that the pro forma combined financial information prepared as of March 31, 2021, assuming maximum redemptions by Public Shareholders at Closing, reflects a balance in cash and cash equivalents below $100,000,000 relates directly to the amounts, estimated as of March 31, 2021, of Shapeways’ cash and cash equivalents, estimated transaction costs, as noted within adjustment C, and the anticipated repayment of outstanding Shapeways’ notes payable, as noted within adjustment E. The Minimum Cash Condition is expected to be met through a combination of Galileo cash and cash equivalents, cash and marketable securities held in Trust Account, as noted within adjustment A and cash proceeds from the PIPE Investment, as noted in adjustment B, taking into account the estimated Public Shares redeemed at the Closing, as noted within adjustment K.

Selected Historical Financial Information of Shapeways, page 45

13.	Please expand the selected historical financial information for Shapeways to provide the comparative three months ended March 31, 2020 data. Also, please remove the designated columnar headings of unaudited and audited herein, as well as in the selected historical financial information for Galileo, as the selected information has been derived from financial information provided elsewhere in the proxy statement/ prospectus.

In response to the Staff’s comment, we have revised the disclosure on pages 50 and 51 of the Registration Statement.

Comparative Per Share Information, page 49

14.	Please revise your computation of pro forma combined historical book value per share as discussed to mean total shareholders' equity (deficit) divided by total outstanding shares or tell us why you believe the use of weighted average common shares outstanding is appropriate. Additionally given that you present Net income (loss) per share using the two-class method, clarify that Net income per share for Galileo pertains only to such entity's outstanding non-redeemable ordinary shares, and the weighted average shares outstanding combines both the company's redeemable and non-redeemable shares. Further, expand the columnar headings of Galileo and Shapeways to include the term historical as provided elsewhere in the proxy statement/ prospectus.

In response to the Staff’s comment, we have revised the disclosure on pages 54 and 55 of the Registration Statement.

Risk Factors

Risks Related to the Business Combination, page 51

15.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

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In response to the Staff’s comment, a risk factor has been added to the section captioned “Risk Factors – Risks Related to the Business Combination” on page 58 of the Registration Statement.

Since the Sponsor and Galileo's directors and officers have interests that are different..., page 56

16.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, we have revised the disclosure on pages 59, 60 and 61 of the Registration Statement.

Provisions in the Proposed Charter and Bylaws and Delaware law may, page 66

17.	Please ensure your disclosures on pages 66, 102, 162 and 268 are consistent with the proposed exclusive forum provisions in your certificate of incorporation. In that regard, we note your disclosure on page 66 indicates that any action arising under the Securities Act will have concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware. This is inconsistent with your provision set forth on page A-5. Please revise your disclosures on pages 66, 102, 162 and 268 to accurately disclose the scope of your exclusive forum provision. If your exclusive provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. It does not appear that your bylaws include an exclusive forum provision so please update your disclosure accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 74, 108, 181 and 282 of the Registration Statement.

Proposal 1: The Domestication Proposal

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication, page 111

18.	We note your disclosure on page 115 that the Galileo charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

We acknowledge the Staff’s comment and respectfully advise that, pursuant to the terms of the Sponsor Letter Agreement, each of the holders of Sponsor Shares, which include each of Galileo’s directors and officers, agreed as follows: “In order to minimize potential conflicts of interest which may arise from multiple affiliations, the undersigned agrees to present to the Company for its consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company, subject to any pre-existing fiduciary and contractual obligations the undersigned might have.” Galileo is not aware of any officer or director of Galileo that was required to forego presenting any opportunity to acquire a target business to Galileo as a result of a pre-existing fiduciary contractual obligation and, to Galileo’s knowledge, the waiver of the corporate opportunities doctrine in the Current Charter did not impact our search for an acquisition target.

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Background of the Business Combination, page 140

19.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, valuation, consideration, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

In response to the Staff’s comment, we have revised the disclosure on pages 151, 152 and 153 of the Registration Statement.

20.	We note your disclosure on page 144 that Galileo submitted a financial model outlining the proposed economics of the deal. Please revise to list the proposed economics, and note any changes to the economics throughout the negotiation period.

In response to the Staff’s comment, we have revised the disclosure on pages 151, 152 and 153 of the Registration Statement.

21.	Please elaborate on the reasons for abandoning the discussions with Company D. Please more specifically discuss concerns regarding market conditions and, industries and geographic areas in which Company D operated.

In response to the Staff’s comment, we have revised the disclosure on page 149 of the Registration Statement.

Certain Projected Financial Information, page 149

22.	We note you disclose the projections Shapeways' management provided Galileo were prepared with a view to public disclosure or in compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the AICPA for preparation and presentation of prospective financial information. This appears to conflict with your risk factor disclosure that none of these projections or forecasts were prepared with such a view. Please advise and revise as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 158 of the Registration Statement.

23.	Please revise to include the historical financial performance and five-year forecast that Shapeways management provided to Galileo. Please indicate whether the projections are in line with historic operating trends. If they are not, your disclosure should address why the change in trends is appropriate or the assumptions are reasonable.

In response to the Staff’s comment, we have revised the disclosure on pages 158, 159 and 244 of the Registration Statement.

24.	We note the overview of the assumptions listed on page 150. Please revise to include the actual material estimates and hypothetical assumptions.

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In response to the Staff’s comment, we have revised the disclosure on page 159 of the Registration Statement.

25.	Please disclose the assumptions regarding the customer base for your projected revenues.

In response to the Staff’s comment, we have revised the disclosure on page 159 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

The Business Combination and Related Transactions, page 191

26.	Please revise the table on page 192 to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, we have revised the disclosure on page 202 of the Registration Statement.

Galileo - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 211

27.	Please revise your disclosures for the periods presented consistent with the financial information presented within the amended results provided in your amended Form 10-K filed on May 26, 2021.

In response to the Staff’s comment, we have revised the disclosure on pages 221 and 222 of the Registration Statement.

Manufacturing and Suppliers, page 222

28.	Please file the Memorandum of Understanding with Desktop Metal as an exhibit to the proxy statement/prospectus.

In response to the Staff’s comment, we are filing a copy of the Memorandum of Understanding with Desktop Metal as Exhibit 10.20 to the Registration Statement.

Government Regulations, page 223

29.	We note your disclosure on page 91 that Shapeways maintains certain procedures to screen items that they manufacture on behalf of customers for infringement on the intellectual property rights of others. Please describe the procedures for screening, and please discuss regulations regarding trademarks, patents, trade secrets or other intellectual property rights that are applicable to the business.

In response to the Staff’s comment, we have revised the disclosure on page 234 of the Registration Statement.

Shapeways' Related Party Transactions, page 253

30.	Note 14 references a promissory note with an officer of Shapeways with an aggregate principal balance and accrued interest of $151,000 due as of December 31, 2020. Please advise or revise to disclose this related party transaction.

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In response to the Staff’s comment, we have revised the disclosure on page 267 of the Registration Statement.

Description of Securities

Description of Galileo Securities Prior to the Domestication and the Business Combination

Ordinary Shares, page 262

31.	We note your disclosure on page 263 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, we have revised the disclosure on page 277 of the Registration Statement.

Report of Independent Registered Public Accounting Firm

Shapeways, Inc., page F-45

32.	Please amend to have your former independent registered public accounting firm provide a report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Additionally ensure such report includes all relevant elements noted in PCAOB Auditing Standard 3101 including paragraph 9, or tell us why the current audit report addressing the "auditing" standards of the PCAOB is appropriate and include supporting guidance.

In response to the Staff’s comment, we have included a revised audit report on page F-44 of the Registration Statement.

Signatures, page II-6

33.	Please identify the principal executive officer, the principal financial officer, and the controller or principal accounting officer.

In response to the Staff’s comment, we have revised the disclosure on page II-6 of the Registration Statement.

General

34.	We note that Shapeways CEO Greg Kress discussed the business combination in an interview published on May 5, 2021. Please tell us whether Shapeways believes that the interview would be considered a solicitation subject to the proxy rules, and whether they are relying on Rule 14a-12 of the Exchange Act. If so, please explain how the conditions of Rule 14a-12 have been met.

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Galileo was not aware of the media article published on the website 3DPrint.com on May 5, 2021 at the time of publication.  We have since discussed the circumstances of Mr. Kress’s interview and the media article with Shapeways, which has provided Galileo with the following information: on April 29, 2021, 3DPrint.com, which is an industry publication focused on sharing news related to the 3D printer and additive manufacturing industry, conducted an interview with Mr. Kress in order to obtain quotes for a forthcoming media article about Shapeways; Mr. Kress agreed to the interview and provided oral comments. Shapeways did not arrange for 3DPrint.com to interview Mr. Kress, nor does Shapeways control 3DPrint.com. The freely available articles on 3DPrint.com generally provide a broad overview of industry events and are not focused on providing granular analysis, financial information or investment advice to its readers.  Similarly, the May 5, 2021 3DPrint.com article quoting statements by Mr. Kress does not include in-depth financial analysis or investment advice.  Based on the scope of 3DPrint.com publications in general, it is likely that the website’s readership may be composed primarily of industry participants, rather than investors whose vote is being solicited in connection with the proposed business combination between Shapeways and Galileo.

Neither Galileo nor Shapeways arranged for the 3DPrint.com interview to be conducted, or paid for the article to be published, nor has Galileo or Shapeways republished the article or made Mr. Kress’s oral communications available on their respective websites. We respectfully believe, therefore, that an article published in an industry publication, written by an independent journalist who is not a participant in Galileo’s or Shapeways’ solicitation of proxies, should not be considered a solicitation merely based on the fact that the article contains quotes based on oral statements made by a Shapeways official upon an inquiry by the journalist.  However, in light of the Staff’s comment, Galileo has filed the interview under Rule 425 under the Securities Act of 1933, as amended.

35.	Please disclose the anticipated use of the funds from the Trust and PIPE.

In response to the Staff’s comment, we have revised the disclosure on page 245 of the Registration Statement.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300 or Meredith Laitner, at mlaitner@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP

Hozefa Botee Jeffrey Vetter Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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